Exhibit 99.1

SuperX Forms Joint Venture with Zhonhen Electric to Revolutionize Global AI Data Center Power Infrastructure

Newly formed entity “SuperX Digital Power” will integrate the strengths of both companies to deliver advanced High-Voltage Direct Current (HVDC) solutions to the global market (excluding Mainland China, Hong Kong, and Macau), directly addressing the high energy consumption of AI computing with a next-generation, high-efficiency, low-cost power architecture.

SINGAPORE, September 15, 2025 — Super X AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”) an AI infrastructure solutions provider, today announced that its wholly-owned subsidiary, SuperX AI Solution Limited, a company incorporated in the British Virgin Islands, has entered into a joint venture agreement with Enervell Power Pte. Ltd., a Singapore subsidiary of Hangzhou Zhonhen Electric Co., Ltd., (Shenzhen Stock Exchange: 002364) (“Zhonhen Electric”) and certain affiliates, related parties and designees of Zhonhen Electric, to establish a joint venture through a new entity incorporated in Singapore, SuperX Digital Power Pte. Ltd. Zhonhen Electric is one of the established providers in China’s digital power industry.

This strategic partnership marks a critical vertical integration for SuperX, extending its capabilities from AI compute infrastructure to core power technology. The joint venture is designed to solve one of the most pressing challenges of the AI era: exponential growth in energy consumption. It will combine Zhonhen Electric’s HVDC technology that is proven in large-scale AI Data Center (AIDC) deployments with SuperX’s global brand and AIDC expertise to offer customers a superior, end-to-end “Compute + Power” integrated solution.

HVDC: The Disruptive Power Architecture for AI Compute

As next-generation GPUs like the NVIDIA Blackwell push single-rack power consumption beyond 100kW, traditional alternating current (AC) power architectures have become a significant bottleneck for AI data center growth. The multiple AC-DC conversion steps in legacy systems lead to energy losses of approximately 10-15%, 1increase system complexity, consume valuable floor space, and drive up the total cost of ownership (TCO).

[1]	The 85-90% efficiency range is characteristic of traditional AC power distribution architectures where losses are compounded at each conversion stage. A typical path from the facility entry to the server rack involves conversions at the uninterruptible power supply (UPS), the power distribution unit (PDU), and finally the server’s internal power supply unit (PSU).

HVDC technology fundamentally changes this paradigm by simplifying the power distribution path, enabling a “DC-to-chip” architecture. Its core advantages include:

●	Ultimate Energy Efficiency: Reduces power conversion stages from 4-5 to just 1-2, boosting end-to-end efficiency from approximately 85-90% [1]to over 96% and dramatically lowering electricity loss and operational expenditures (OPEX).

●	Higher Power Density & Smaller Footprint: Eliminates bulky Uninterruptible Power Supply (UPS) and power distribution units, freeing up as much as 50% of facility space to deploy more AI servers and maximize compute density.

●	Enhanced Reliability: A simpler architecture means fewer points of failure. HVDC is also natively compatible with battery energy storage systems, providing more stable power for mission-critical AI training workloads.

●	Lower Total Cost of Ownership (TCO): Through significant savings in electricity, reduced capital expenditure on equipment, and simplified maintenance, HVDC solutions can lower a data center’s TCO by over 20%.

Figure 1. SuperX PANAMA-HVDC jointly launched with Zhonhen

Industry visionaries, including NVIDIA CEO Jensen Huang, have repeatedly highlighted the importance of power efficiency for AI industry 3. With NVIDIA’s planned Rubin Ultra NVL576 expected to reach 600kW per rack after 2027, the disruptive energy efficiency of HVDC is shifting it from an “option” to a “necessity” for building next-generation AI data centers.

Zhonhen is the definitive leader and standard-setter for HVDC technology in China. Its solutions are trusted by the country’s top-tier technology and telecom giants—including China Mobile, China Telecom, Alibaba, Tencent, and Baidu—and have been massively deployed, proving their stability and performance in powering China’s core digital economy.

[2]	The 85-90% efficiency range is characteristic of traditional AC power distribution architectures where losses are compounded at each conversion stage. A typical path from the facility entry to the server rack involves conversions at the uninterruptible power supply (UPS), the power distribution unit (PDU), and finally the server’s internal power supply unit (PSU).

[3]	During the GTC 2025 keynote, NVIDIA CEO Jensen Huang stated, “Every single data center will be power limited... it is absolutely essential that we have the most energy-efficient compute architecture possible.” Source: NVIDIA, “GTC March 2025 Keynote with NVIDIA CEO Jensen Huang,” YouTube, March 19, 2025, timestamp 1:14:28. Available at: https://www.youtube.com/watch?v=_waPvOwL9Z8

Synergistic Value: Empowering SuperX as a Global Full-Stack AI Infrastructure Leader

The partnership with Zhonhen Electric delivers immense strategic value to SuperX:

1.	Completes the “One-Stop-Shop” Solution: This venture extends SuperX’s capabilities from AI servers, liquid cooling, and networking to the very heart of the data center—the power system. SuperX will be able to offer a fully optimized solution from power-in to model-out, giving SuperX an edge over its competitors.

2.	Builds a Core Technology Moat: The joint venture enables SuperX to offer HVDC products that are deeply integrated with its AI servers and liquid cooling solutions, creating a “Compute + Cooling + Power” trifecta. This provides customers with unmatched performance and TCO.

3.	Secures a First-Mover Advantage Globally: By bringing Zhonhen Electric’s market-leading technology to the international stage through its global channels, SuperX can rapidly meet the urgent demand for fast-deployment, high-efficiency AI data centers, helping customers gain a competitive edge worldwide.

“The race in AI is also a race for energy efficiency,” said Kenny Sng, CTO of SuperX. “SuperX is proud to announce a strategic alliance with Zhonhen, the leading authority in China’s HVDC technology. This partnership represents a deep synergy between our respective technology roadmaps, culminating in the launch of ’SuperX Digital Power’. This collaboration will establish a new global standard for energy-efficient AI data centers, empowering our clients to scale computational resources with operational efficiency and reduced environmental impact.

About Hangzhou Zhonhen Electric Co., Ltd. (002364.SZ)

Founded in 1996 and listed on the Shenzhen Stock Exchange (SZSE: 002364) since March 2010, Hangzhou Zhonhen Electric Co., Ltd. (“Zhonhen”) is one of the established digital energy companies dedicated to building a zero-carbon intelligent society. Zhonhen Electric provides end-to-end products and solutions for energy decarbonization across four key areas: Green ICT Infrastructure, Low-Carbon Transportation, New Power Systems, and Integrated Energy Services. Its offerings include High-Voltage Direct Current (HVDC) power systems for data centers, prefabricated power modules, and intelligent charging/swapping solutions. Headquartered in Hangzhou, China, Zhonhen is committed to its mission of “Making Energy Smarter” by building a more efficient, intelligent, and secure digital energy ecosystem. For more information, please visit: https://www.zhonhen.com/

About Super X AI Technology Limited (NASDAQ: SUPX)

Super X AI Technology Limited is an AI infrastructure solutions provider, and through its wholly-owned subsidiaries in Singapore, SuperX Industries Pte. Ltd. and SuperX AI Pte. Ltd., offers a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, High-Voltage Direct Current (HVDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Contact Information

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Investor Relation: ir@superx.sg

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